UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tax-Free Fixed Income Fund II for Puerto Rico Residents, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

87678E107
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200

Guaynabo, Puerto Rico 00968

(770) 777-9373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 12 Pages)

CUSIP No. 87678E107	SCHEDULE 13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Ocean Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,548,019
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,548,019

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,548,019
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%[1]
14	TYPE OF REPORTING PERSON OO

1	The percentages used herein are calculated based upon 30,850,447 shares of common stock outstanding as of December 8, 2021, as disclosed in the issuer’s proxy statement filed with the Securities and Exchange Commission (“SEC”) on December 8, 2021.

CUSIP No. 87678E107	SCHEDULE 13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON William Heath Hawk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,709,608[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,709,608[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,709,608
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%[2]
14	TYPE OF REPORTING PERSON IN

1	Consisting of (i) 161,589 shares held in a joint account of Mr. Hawk and his spouse (ii) 2,548,019 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.
2	The percentages used herein are calculated based upon 30,850,447 shares of common stock outstanding as of December 8, 2021, as disclosed in the issuer’s proxy statement.

CUSIP No. 87678E107	SCHEDULE 13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Roxana Cruz-Rivera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 87678E107	SCHEDULE 13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Brent D. Rosenthal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 87678E107	SCHEDULE 13D	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON José R. Izquierdo II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 87678E107	SCHEDULE 13D	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON Ethan A. Danial
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 87678E107	SCHEDULE 13D	Page 8 of 12 Pages

Item 2. IDENTITY AND BACKGROUND

Item 2 is amended as follows:

(a)	In addition to the previously disclosed Reporting Persons, this Schedule 13D is filed by:

(vi)	Ethan A. Danial, as a nominee for the Board (collectively with the previously disclosed Reporting Persons, , the “Amended Reporting Persons”).

(b)	The business address of Mr. Danial is 207 Calle Del Parque, San Juan, Puerto Rico 00912.

(c)	The principal business Mr. Danial is serving as Vice President of Caribbean Capital and Consultancy Corp., an investment fund.

(d)	Mr. Danial has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Danial has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Danial is a citizen of the United States of America.

Item 4. PURPOSE OF TRANSACTION

Item 4 is amended as follows:

On December 29, 2021, Ocean Capital sent a letter by email to the Issuer (the “Amended and Restated Notice”), providing notice of intent to (i) nominate each of the previously disclosed Nominees, as well as Ethan A. Danial for election to the Board at the Annual Meeting and (ii) propose to repeal any provision of, or amendment to, the Issuer’s bylaws adopted by the Board without shareholder approval subsequent to December 30, 2021, the date of the Amended and Restated Notice. A copy of the Amended and Restated Notice was also sent to the Issuer by mail on December 30, 2021.

On December 30, 2021, the Amended Reporting Persons filed an amendment to its preliminary proxy statement with the SEC.

Ethan A. Danial, age 24, is a Puerto Rico-based investment professional with experience in research and trading of defaulted and restructured Puerto Rico municipal bonds. Mr. Danial is the Vice President of Caribbean Capital and Consultancy Corp., an investment firm in Puerto Rico, since 2017. Additionally, since 2019, Mr. Danial is a member, authorized officer and manager at RAD Investments, LLC, an investment firm in Puerto Rico. Mr. Danial has served as a director for Campo Caribe LLC, an agricultural business in Puerto Rico, since 2019. Further, Mr. Danial has served as a director at First Puerto Rico Tax-Exempt Target Maturity Fund VII, a Puerto Rico-based investment fund, since 2020. Mr. Danial earned his B.A. in Mathematics-Statistics from Columbia University in 2017. The Nominating Stockholder believes Mr. Danial’s investment and research experience with municipal bond funds makes him qualified to serve as a director of the Issuer.

The Amended Reporting Persons may engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Amended Reporting Persons’ investment in the Issuer, including, without limitation, matters concerning the Issuer’s business, operations, Board appointments, governance, management, capitalization and strategic plans and matters relating to the closed-end nature of the Issuer. The Amended Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer’s business, operations, board appointments, governance, management, capitalization, strategic plans or matters relating to the closed-end nature of the Issuer, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Amended Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by management or the Board, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Amended Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Amended Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Common Stock.

CUSIP No. 87678E107	SCHEDULE 13D	Page 9 of 12 Pages

The Amended Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the shares of Common Stock reported herein.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended as follows:

(a) – (c) The aggregate percentage of shares of Common Stock reported to be owned is based upon 30,850,447 shares of Common Stock outstanding as of December 8, 2021, as disclosed in the Issuer’s proxy statement filed with the SEC on December 23, 2021.

A.	Ocean Capital LLC

(a)	As of the close of business on December 30, 2021, Ocean Capital beneficially owned 2,548,019 shares of Common Stock.

Percentage: Approximately 8.3%

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 2,548,019

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 2,548,019

(c)	The transactions in the shares of Common Stock by Ocean Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	William Heath Hawk

(a)	As of the close of business on December 30, 2021, Mr. Hawk beneficially owned 2,709,608 shares of Common Stock.

Percentage: Approximately 8.8%

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 2,709,608

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 2,709,608

(c)	The transactions in the shares of Common Stock Mr. Hawk during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP No. 87678E107	SCHEDULE 13D	Page 10 of 12 Pages

F.	Ethan A. Danial

(a)	As of the close of business on December 30, 2021, Mr. Danial beneficially owned 0 share of Common Stock.

Percentage: 0.0%

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by Mr. Danial during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d)	The dividends from the 2,548,019 shares of Common Stock beneficially owned by Ocean Capital and any proceeds from the sale of such shares become assets of Ocean Capital.

(e)	Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended and restated as follows:

On December 30, 2021, the Amended Reporting Persons executed an Amended and Restated Joint Filing and Solicitation Agreement with respect to the joint filing of this Schedule 13D and any amendment thereto, a copy of which is attached hereto as Exhibit A. Other than the Amended and Restated Joint Filing and Solicitation Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Amended Reported Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A: Amended and Restated Joint Filing and Solicitation Agreement.

CUSIP No. 87678E107	SCHEDULE 13D	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 30, 2021

Ocean Capital LLC

By:	/s/ William Heath Hawk
Name:	William Heath Hawk
Title:	Managing Member

William Heath Hawk

/s/ William Heath Hawk

Roxana Cruz-Rivera

/s/ Roxana Cruz-Rivera

Brent D. Rosenthal

/s/ Brent D. Rosenthal

José R. Izquierdo II

/s/Jose R. Izquierdo II

Ethan A. Danial

/s/ Ethan A. Danial

CUSIP No. 87678E107	SCHEDULE 13D	Page 12 of 12 Pages

Schedule A

There was no transaction in shares of Common Stock by the Amended Reporting Persons during the past sixty days.